UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ROCKET LAB USA, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

773122106

(CUSIP Number)

Peter Beck

c/o Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, CA 90808

(714) 465-5737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 773122106	Schedule 13D	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 54,551,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 54,551,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,551,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of common stock, par value $0.0001 per share (“Common Stock”) of Rocket Lab USA, Inc. (the “Company”) held directly by Equatorial Trust (the “Trust”). The reporting person is one of three directors of Peek Street Equatorial Trustee Limited, the trustee of the Trust (the “Trustee). The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 447,919,591 shares of Common Stock, outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2021.

CUSIP No. 773122106	Schedule 13D	Page 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Equatorial Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,551,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 54,551,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,551,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 447,919,591 shares of Common Stock, outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Commission on August 31, 2021.

CUSIP No. 773122106	Schedule 13D	Page 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peek Street Equatorial Trustee Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,551,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 54,551,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,551,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 447,919,591 shares of Common Stock, outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Commission on August 31, 2021.

CUSIP No. 773122106	Schedule 13D	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerryn Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 54,551,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 54,551,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,551,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 447,919,591 shares of Common Stock, outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Commission on August 31, 2021.

CUSIP No. 773122106	Schedule 13D	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren Butler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 54,551,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 54,551,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,551,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee is deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 447,919,591 shares of Common Stock, outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Commission on August 31, 2021.

CUSIP No. 773122106	Schedule 13D	Page 7

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rocket Lab USA, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 3881 McGowen Street, Long Beach, CA 90808.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: Peter Beck (“P. Beck”), Equatorial Trust, a New Zealand trust (the “Trust”), Peek Street Equatorial Trustee Limited, a New Zealand limited company that is the trustee of the Trust (the “Trustee”), and Kerryn Beck (“K. Beck”) and Warren Butler (“W. Butler”), each of whom, along with P. Beck, is a director of the Trustee. Each of P. Beck, the Trust, the Trustee, K. Beck and W. Butler are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of P. Beck is serving as President, Chief Executive Officer and Chairman of the Company. The Trust is a family trust settled by P. Beck and K. Beck for the benefit of certain designated beneficiaries. The Trustee principal business is serving as the trustee of the Trust. K. Beck’s principal business is serving as an electrical engineering consultant. W. Butler’s principal business is serving as the administrator of the family office of P. Beck and K. Beck. The address of each Reporting Person is 3881 McGowen Street, Long Beach, CA 90808.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). The Trust is a New Zealand resident entity, The Trustee is a New Zealand limited company and each of P. Beck, K. Beck and W. Butler is a citizen of New Zealand.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities reported in this statement on Schedule 13D were acquired upon the completion of the business combination (the “Business Combination”) of Rocket Lab USA, Inc. (“Legacy Rocket Lab”) and Vector Acquisition Corporation (“Vector”) pursuant to the Agreement and Plan of Merger, dated as of March 1, 2021, by and among Vector, Legacy Rocket Lab and Prestige Merger Sub, Inc. (“Merger Sub”), as amended by Amendment No. 1 thereto, dated May 7, 2021, and Amendment No. 2 thereto, dated June 25, 2021 (the “Merger Agreement”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, on August 25, 2021, the Business Combination was consummated. As contemplated by the Merger Agreement, Vector first filed a notice of deregistration and necessary accompanying documents with the Cayman Islands Registrar of Companies, and a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Vector was domesticated and continued as a Delaware corporation (the “Domestication”), changing its name to “Vector Acquisition Delaware Corporation” (“Vector Delaware”). Following the Domestication, Merger Sub, a subsidiary of Legacy Rocket Lab, merged with and into Vector Delaware and Legacy Rocket Lab subsequently merged with and into Vector Delaware. Following the completion of the merger of Legacy Rocket Lab with and into Vector Delaware, Vector Delaware was renamed Rocket Lab USA, Inc. As a result of the Business Combination, the stockholders of Legacy Rocket Lab, including the Reporting Persons, received shares of Common Stock of the Company.

P. Beck acquired 6,351,261 shares of Legacy Rocket Lab common stock from 2006 to 2021 in connection with P. Beck’s role as founder of Legacy Rocket Lab and for services provided to Legacy Rocket Lab. These shares of common stock were contributed to the Trust prior to the completion of the Business Combination, resulting in such shares being beneficially owned by P. Beck and each of the other Reporting Persons. In connection with the

CUSIP No. 773122106	Schedule 13D	Page 8

Business Combination, each share of Legacy Rocket Lab common stock converted into approximately 9.059569 shares of Legacy Rocket Lab common stock, resulting in the Reporting Persons holding 57,540,258 shares of Legacy Rocket Lab common stock, of which 2,989,008 shares were redeemed by Legacy Rocket Lab in connection with the Business Combination for an aggregate purchase price of $30,000,000. The remaining 54,551,250 shares of Legacy Rocket Lab were subsequently exchanged for an equal number of shares of the Company for no additional consideration. As a result of such conversions and exchanges, the Reporting Persons beneficially owned an aggregate of 54,551,250 shares of Common Stock.

P. Beck may be awarded restricted stock units or other equity awards or rights to acquire securities of the Company in connection with his continued service as the President, Chief Executive Officer and Chairman of the Company. In addition, if the closing price of the Company’s Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the consummation of the Business Combination and ending on the 180th day following the consummation of the Business Combination, the Reporting Persons will be entitled to receive 4,408,241 additional shares of Common Stock.

The Reporting Persons intend to review their investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may make purchases or sales of the Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Persons have or subsequently acquire in open market or private transactions, or take other steps to increase or decrease their investment in the Company.

P. Beck is President, Chief Executive Officer and Chairman of the Company. In such capacity, P. Beck may, from time to time, discuss or make plans or proposals to the Company’s management or other members of the Company’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) – (b). As of August 25, 2021, the Trust directly owned 54,551,250 shares of Common Stock of the Company. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of August 25, 2021, the Trustee, in its capacity as the trustee of the Trust, and P. Beck, K. Beck and W. Butler, each in his or her capacity as a director of the Trustee, may be deemed to beneficially own the securities of the Company beneficially owned by the Trust.

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons as of August 25, 2021, represented approximately 12.2% of the Company’s Common Stock, calculated based on 447,919,591 shares of Common Stock outstanding as of August 25, 2021, as set forth in the Company’s Current Report on Form 8-K, dated August 25, 2021, and filed with the Commission on August 31, 2021.

With respect to each Reporting Person:

Item 5 (c). The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c)

Item 5 (d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Item 5 (e). Not applicable.

CUSIP No. 773122106	Schedule 13D	Page 9

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 25, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Vector Delaware, Vector Acquisition Partners, L.P. (the “Sponsor”), and certain former stockholders of Legacy Rocket Lab, including the Reporting Persons, entered into the Second Amended and Restated Registration Rights Agreement pursuant to which, among other things, the Sponsor and other holders party thereto were granted certain registration rights, on the terms and subject to the conditions therein, and agreed to a lockup pursuant to which they will not to transfer Common Stock of the Company acquired in the Business Combination for 180 days following the closing of the Business Combination. Pursuant to the Second Amended and Restated Registration Rights Agreement, the Company has agreed to file a registration statement registering the resale of the shares of Common Stock held by the Reporting Persons within 45 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable thereafter.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name

99.1*	Joint Filing Agreement and Power of Attorney, by and among the Reporting Persons

99.2	Agreement and Plan of Merger, dated as of March 1, 2021, by and among Vector Acquisition Corporation, Rocket Lab USA, Inc. and Prestige Merger Sub, Inc., as amended by Amendment No. 1 thereto, dated May 7, 2021, and Amendment No. 2 thereto, dated June 25, 2021 (incorporated by reference to Annex A to the proxy statement/prospectus filed by Vector Acquisition Corporation on July 21, 2021)

99.3	Second Amended and Restated Registration Rights Agreement, dated as of August 25, 2021, by and among Rocket Lab USA, Inc. (formerly known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P. and certain other parties thereto (incorporated by reference Exhibit 10.2 to the Form 8-K filed by Rocket Lab USA, Inc. on August 31, 2021)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

PETER BECK

/s/ Peter Beck

EQUATORIAL TRUST

By: Peek Street Equatorial Trustee Limited, its trustee

By: /s/ Peter Beck, as director and attorney-in-fact

PEEK STREET EQUATORIAL TRUSTEE LIMITED

By: /s/ Peter Beck, as director and attorney-in-fact

KERRYN BECK

/s/ Peter Beck, as attorney-in-fact

WARREN BUTLER

/s/ Peter Beck, as attorney-in-fact